Exhibit 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:54 AM 07/02/2009
FILED 09:24 AM 07/02/2009
SRV 090669030 – 4206097 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF BTHC XIV, INC.

BTHC XIV, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify:

FIRST: That pursuant to the written consent of the sole member of the Board of Directors resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and calling for the approval of such amendment by the stockholders of the Corporation in the manner required by the DGCL. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended so that at the effective time of the amendment, the Corporation shall effect a reverse split in the issued and outstanding shares of its common stock, par value $0.001, so that the 900,036 shares of common stock currently issued and outstanding shall be reverse split, or consolidated, on a 1-for-3 basis, and stockholders shall receive one share of the Corporation’s post-split common stock for each three shares of common stock held by them at the effective time of the reverse split. No scrip or fractional shares will be issued in connection with the reverse stock split and any fractional shares shall be rounded up to the nearest whole share. All shares returned to the Corporation as a result of the reverse stock split will be canceled and returned to the status of authorized and unissued shares. The reverse stock split shall have no effect on the number of authorized shares of the Corporation’s common stock, shall not result in any modification of the rights of shareholders, and shall have no affect on the shareholders’ equity in the Corporation, except for the appropriate transfer from stated capital to additional paid-in capital.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the amendment was approved by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with Section 228 of the DGCL.

THIRD: That such amendment was duly adopted in accordance with provisions of Section 242 of the DGCL.

FOURTH: That this Certificate of Amendment shall be effective on July 28, 2009.

FIFTH: That except as specifically provided herein, the Corporation’s Certificate of Incorporation shall remain unmodified and shall continue in full force and effect.

     IN WITNESS WHEREOF, BTHC XIV, Inc. has caused this certificate to be signed this 2nd day of July, 2009.

By: /s/ Timothy P. Halter
Authorized Officer
Title: President and Secretary
Name: Timothy P. Halter